Exhibit 99.1

18 May 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Midatech Pharma announces clinical pipeline update

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces an update on its clinical pipeline developments.

Midatech is working on eight internal research and development projects, including using its proprietary gold nanoparticle (GNP) and Q Chip technologies, in three distinct markets; oncology, immunology and CNS/ocular. It also has multiple partnerships across a further five development programmes, and is growing revenues from its marketed product portfolio in the United States.

Low bioavailability results from MTD101 Phase IIa trial
MTD101 (Midaform) failed to demonstrate the release profile seen in prior studies

MTD101 is a self-dissolving, oral, postage stamp-sized strip containing GNP conjugated insulin for transbuccal delivery. The oral delivery system used for this trial was a novel and unique application of Midatech’s GNP technology and is not used in the Company’s other GNP programs; all other GNP programs delivered via injection.

A recently completed Phase IIa study with 12 patients assessed the pharmacokinetics and pharmacodynamics of insulin delivered using a non-injected, oral, self-dissolving, transbuccal strip platform of Midatech’s GNP against sub-cutaneous insulin. The low bioavailability results vs sub-cutaneous insulin that were seen in the study will lead Midatech and its joint venture partner, MonoSol Rx, to begin the process of evaluating strategic options for this programme.

Midatech’s MTX110 oncology candidate for DIPG expands treatment on a compassionate basis
Increasing potential for fast tracked project to market for Midatech

Diffuse Intrinsic Pontine Glioma (DIPG) is an ultra-rare childhood tumour with between 300 to 1,000 recorded global cases per year with a current survival rate of almost zero. Midatech has used its expertise in drug development and nanotechnology to rapidly advance this programme approximately one year ahead of schedule.

Midatech today announces that a second patient has been dosed with the Company’s MTX110 treatment for DIPG and that the programme continues to show promising potential. A regulatory meeting has been held to explore a potential route to market in Europe and Midatech is on course to submit a Clinical Trial Application in 2016. Until then, Midatech is supplying the treatment on a named patient basis in the UK and is preparing for additional patient treatments.

Within the United States, interest in using the treatment at other centres is under evaluation with the FDA.

18 May 2016

Preparation for commencement of dosing in Phase I immunotherapy trial
First immunotherapy study to be initiated by Midatech with applicability in oncology

Preparations are being made and the Company is on track to commence dosing in a first-in-human clinical trial for its collaborative innovative vaccine against type 1 diabetes, MTX102. With support from an EU Consortium grant, the study, running in the UK and Sweden, will commence in June as previously planned. Data updates from this trial are expected in the second half of 2016.

MTX102 makes use of Midatech’s primary platform technology, using GNPs, which are known to be both safe and inert in vivo. In this vaccine, which has applicability in oncology, GNPs are chemically bound to small antigens which generate a tolerogenic response when injected into the skin, turning down the immune response against the insulin producing cells, which causes type 1 diabetes. This is the first product of its type that mimics the natural process of insulin regulation. Discovery, pre-clinical and toxicology work has already been successfully conducted. Results from this study are expected in 2017.

Glioblastoma (MTR103) and Hepatocellular (MTR104) carcinoma candidate selection
IND enabling programs are scheduled to commence

Candidate selection is ongoing with a number of compounds for the treatment of glioblastoma (brain) and liver cancers and investigational new drug application (IND) enabling programs are scheduled to commence at the end of 2016. Midatech has a collaboration with Dana-Farber Cancer Institute, the principal teaching Institute of Harvard Medical School in Boston, MA and one of the premier cancer institutes in the US. Through these collaborations, the Company has gained access to a robust global network of clinical expertise which will help determine the best possible pathways for the application of Midatech’s leading GNP technology.

Q-Octreotide programme (MTD201) for the treatment of acromegaly and carcinoid syndrome
Pilot preclinical study confirmed the systemic release profile of Midatech’s Q-Octreotide compared favourably with the current market leader, Sandostatin® LAR Depot (Novartis).

MTD201, a sustained release version of Octreotide, is used to treat the incapacitating symptoms of metastatic carcinoid tumours, where it suppresses or inhibits the severe diarrhoea and flushing episodes associated with the disease, and to normalise the over-production of growth hormone in people suffering acromegaly who have had inadequate response to other therapies. Recent preclinical data has showed positive release profile data compared to Sandostatin LAR.  Midatech plans to submit its IND to the FDA and begin bio-equivalence studies in late 2016.

Commenting on the clinical pipeline developments, Dr. Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “I am pleased with the progress we have made across our pipeline in oncology.  We are obviously disappointed by the results in the insulin MidaSol legacy program, however in the recent Q-Octreotide and OpsiSporin data we have made significant progress in 2016 validating the clinical platform and we look forward to now increasing our focus towards oncology, where our technology is better suited and where we have revenue generating products and have shown we can reach niche markets.”

- ENDS -

18 May 2016

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Laura White
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for DIPG or other conditions using the nanoparticle drug delivery platform, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

18 May 2016

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.